UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2019

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St.

Nahariya, Israel 2244427

Tel: (011) (972) 50-652-1727

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F       ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Departure and Appointment of Certain Officers

On October 8, 2018, our then chief executive officer, Raz Gal, resigned from such position. On the same date, we appointed Eli Assa as our new chief executive officer. Eli Assa’s pertinent experience and educational background are set forth below:

Mr. Assa has more than 11 years of experience in the textile industry serving as Chief Executive Officer of the Company since October 8, 2018 and before that as an officer of and consultant for the Company since January 2016. Prior to and concurrent with that, Mr. Assa served as Chief Executive Officer of Assa Consultants from December 2015 – 2016 specializing in developing projects, technical support and intellectual property transfer in the fields of personal ballistic protection (soft armor, hard armor and helmets) and medical textile for various hi-tech developments. Prior to that, Mr. Assa was VP of Marketing and Business Development of Archidatex Rabintex Division for four years and one month. Prior to that, Mr. Assa was VP-CTO of Rabintex Industries Ltd. for two years and eight months and VP Business Development for two years.

Mr. Assa received a Bachelor of Science in Industrial Engineering and Management from Senkar College of Engineering, Design and Art in 1982 and a Masters of Business Administration from Bar-Ilan University in 1985.

Entry into a Material Definitive Agreement

Plug & Play

On October 15, 2018, we entered into a simple agreement for future equity (“PnP SAFE”) with Plug & Play Venture Group, LLC (“PnP”) in exchange for payment by PnP of Euro 100,000 for the right to receive a certain number of shares in the next equity financing that to be issued at a discount to the price per share of such equity financing. The number of shares to be issued to PnP will be determined in accordance with the formula set forth in the SAEF for such purpose.

On October 15, 2018, we also entered into a restricted stock purchase agreement (“PnP RSPA”) with PnP pursuant to which we sold PnP 781,879 shares of our common stock to PnP in exchange for certain advisory, promotional and introductory services to be performed by PnP pursuant to an advisory agreement of even date therewith (“PnP Advisory Agreement”).

On October 15, 2018, we also entered into a letter agreement with PnP (“Letter Agreement”) pursuant to which we granted PnP a right of first refusal to participate in new equity financings and anti-dilution protection.

Fashion For Good

On October 18, 2018, we entered into a simple agreement for future equity (“FFG SAFE”) with Fashion For Good B.V. (“FFG”) in exchange for payment by FFG of Euro 100,000 for the right to receive a certain number of shares in the next equity financing that to be issued at a discount to the price per share of such equity financing. The number of shares to be issued to FFG will be determined in accordance with the formula set forth in the SAEF for such purpose.

On October 18, 2018, we also entered into a restricted stock purchase agreement (“FFG RSPA”) with FFG pursuant to which we sold FFG 781,879 shares of our common stock to FFG in exchange for certain advisory, promotional and introductory services to be performed by FFG pursuant to an advisory agreement of even date therewith (“FFG Advisory Agreement”).

On October 18, 2018, we also entered into a letter agreement with FFG (“Letter Agreement”) pursuant to which we granted FFG a right of first refusal to participate in new equity financings and anti-dilution protection.

The foregoing descriptions of the PnP and FFG SAFEs, RSPAs, Letter Agreements and Advisory Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the same, filed as exhibits hereto, and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished as part of this Current Report on Form 6-K:

10.1	Simple Agreement for Future Equity dated October 15, 2018 between Nano-Textile Ltd. and Plug & Play Venture Group, LLC

10.2	Restricted Stock Purchase Agreement dated October 15, 2018 between Nano-Textile Ltd. and Plug & Play Venture Group, LLC

10.3	Advisory Agreement dated October 15, 2018 between Nano-Textile Ltd. and Plug & Play Venture Group, LLC

10.4	Letter Agreement dated October 15, 2018 between Nano-Textile Ltd. and Plug & Play Venture Group, LLC

10.5	Simple Agreement for Future Equity dated October 15, 2018 between Nano-Textile Ltd. and Fashion For Good B.V.

10.6	Restricted Stock Purchase Agreement dated October 15, 2018 between Nano-Textile Ltd. and Fashion For Good B.V.

10.7	Advisory Agreement dated October 15, 2018 between Nano-Textile Ltd. and Fashion For Good B.V.

10.8	Letter Agreement dated October 15, 2018 between Nano-Textile Ltd. and Fashion For Good B.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NANO-TEXTILE LTD. an Israeli corporation

Dated: January 9, 2019	By:	/s/ Eli Assa
Chief Executive Officer